UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14F-1

                              INFORMATION STATEMENT
                         PURSUANT TO SECTION 14F OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER



                             HEAVENEXPRESS.COM, INC.
         (Exact name of registrant as specified in its corporate charter)


                                    333-95549
                               (Commission File No.)


               Florida                                 65-0974212
       (State of Incorporation)              (IRS Employer Identification No.)


              2531 S.E. 14th Street, Pompano Beach, Florida  33062
                    (Address of principal executive offices)


                                 (954) 782-4547
                         (Registrant's telephone number)




                             HEAVENEXPRESS.COM, INC.

                        INFORMATION STATEMENT PURSUANT TO
                          SECTION 14F OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

             ------------------------------------------------------

              NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                       NO PROXIES ARE BEING SOLICITED AND
               YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.


GENERAL

       This Information Statement is being mailed on or about June 26, 2003 to the holders of record as of June 26, 2003, of common stock, par value
$0.001 per share (the "common stock"), of Heavenexpress.com, Inc., a Florida corporation (the "Company"). You are receiving this Information Statement in connection with the Company's election of a designee of the shareholders of Guangdong Golden Sand & Green Land Ecology And Environment Protection Development Co., Ltd., a corporation organized under the laws of the P.R. China ("Golden Sand"), to the Board of Directors of the Company (the "Designee").

       Pursuant to and at the closing of the Plan of Exchange dated
June 26, 2003 (the "Agreement"), among the Company, Golden Sand, the shareholders of Golden Sand (the "Golden Sand Shareholders"), and Mr. Charles Scheuerman, Chairman and CEO of the Company ("Scheuerman"), the Golden Sand Shareholders will exchange all their shares of capital stock for 50,000,000 shares of common stock of the Company, or 99% of the Company's then to be outstanding common stock. Also, at the closing of the Agreement, the Golden Sand Shareholders will receive 1,000,000 shares of convertible preferred stock from the Company as additional consideration for the exchange described herein, so that upon closing they will own 50,000,000 shares of common stock and 1,000,000 shares of convertible preferred stock, or 99% of the common shares then to be issued and outstanding on a fully diluted basis. Upon completion of the exchange, Golden Sand will become a wholly-owned subsidiary of the Company. An executed copy of the Agreement is attached hereto as Exhibit 1.

       The Agreement contemplates that the exchange transaction will not immediately be consummated, but will close in escrow pursuant to an Escrow Agreement dated June 26, 2003 (the "Escrow Agreement"). The Escrow Agreement provides that the exchange transaction shall be consummated when and if (i) all necessary filings are made with and approvals obtained from the Securities and Exchange Commission and other state regulatory authorities to effect the exchange transaction, (ii) the Company effects a change of its name from Heavenexpress.com, Inc. to Golden Sand Eco-Protection, Inc., and (iii) the Company effects a change of its ticker symbol to such new ticker symbol as Golden Sand shall designate. The Company has agreed to use its best efforts to insure that the escrow conditions under theEscrow Agreement will be satisfied as promptly as practicable so that the closing deliveries under the Agreement will occur and a change in control of the Company will happen as soon as possible. The date on which the last of the escrow conditions is satisfied is referred to herein as the "Closing Date".

       The Escrow Agent under the Escrow Agreement is Greentree Financial Group, Inc., a Florida corporation, and financial advisor to Golden Sand.

       Effective June 26, 2003, Scheuerman resigned as President of Company.
At the closing of the Agreement in escrow, which is anticipated to occur on June 26, 2003, Mr. Yang Shu will become President and will be nominated as the Designee for election to its Board of Directors. Pursuant to the Agreement, Mr. Yang Shu will also be appointed Chairman of the Board of Directors on the Closing Date and Scheuerman will resign as Chairman.

       Prior to the consummation of the transactions contemplated by the Agreement, Mr.Scheuerman was the controlling stockholder of the Company, owning 7,600,000 shares of common stock. As part of the transaction he contributed, in exchange for three payments totaling $500,000 by Golden Sand and/or the Golden Sand Shareholders, 380,000 shares (after the reverse stock split described in the next paragraph) of common stock that he owned back to the Company for cancellation and has retained 200,000 shares of common stock in as an investment in the Company.

       On June 26, 2003, the Company filed a preliminary Information
Statement on Schedule 14C pursuant to Section 14(c) of the Securities
Exchange Act of 1934 with the Securities and Exchange Commission in connection with (i) a proposal to amend its corporate charter to change the name of the corporation from Heavenexpress.com, Inc. to Golden Sand Eco-Protection, Inc., which was approved by action by written consent of a majority of all shareholders entitled to vote on the record date and (ii) a proposal to effect a 20:1 reverse stock split (the "Reverse Stock Split") of the Company's Common Stock, which was approved by action by written consent of a majority of all shareholders entitled to vote on the record date. The proposals are not effective before the mailing or delivery of the definitive Information Statement on Schedule 14C to shareholders at least 20 days prior to the date on which the action by written consent may take effect. Prior to the effectiveness of the Reverse Stock Split the Company had 8,116,000 shares of Common Stock issued and outstanding. After the effectiveness of the Reverse Stock Split, the Company will have 405,800 shares of Common Stock issued and outstanding.


CONSUMMATION OF THE EXCHANGE TRANSACTION WILL RESULT IN A CHANGE OF CONTROL OF THE COMPANY.

       No action is required by the shareholders of the Company in connection with the election or appointment of the Designee to the Board. However,
Section 14(f) of the Securities Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's shareholders this Information Statement not less than ten days prior to the change in a majority of the Company's directors otherwise than at a meeting of the Company's shareholders.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

VOTING SECURITIES OF THE COMPANY:

       On June 26, 2003, there were 8,116,000 pre-split shares of common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT:

       The common stock is the only class of equity securities of the Company Currently issued and outstanding. The other class of equity securities is the Company's convertible preferred stock, which will not be released from escrow until the Closing Date.

       The following table sets forth, as of June 26, 2003, certain information With respect to the common stock beneficially owned by (i) each Director, Nominee and executive officer of the Company; (i) each person who owns beneficially more than 5% of the common stock; and (iii) all Directors, nominees and executive officers as a group, all amounts being presented on a pre-split basis:



-------------------------------------------------------------------------------
Name and Address of
Beneficial Owner                            Amount and        Percentage of
                                            nature of         Class
                                            Beneficial
                                            Ownership (1)
-------------------------------------------------------------------------------
Charles Scheuerman
800 W. Oakland Park Blvd. No. 211            7,600,000         93.6%
Fort Lauderdale, FL  33311                    Direct
-------------------------------------------------------------------------------
All Officers and Directors as a Group        7,600,000         93.6%
                                              Direct
-------------------------------------------------------------------------------
Total Shares Issued and Outstanding          8,116,000        100.00%
-------------------------------------------------------------------------------


Notes to the table:

(1) Unless otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

       The following table sets forth, as of the Closing Date, certain Information with respect to the common stock beneficially owned by (i) each Director, nominee and executive officer of the Company; (i) each person who owns beneficially more than 5% of the common stock; and (iii) all Directors, nominees and executive officers as a group, all amounts being presented on a post-split basis:

-------------------------------------------------------------------------------
Name and Address of
Beneficial Owner                      Amount and               Percentage of
                                      nature of                Class
                                      Beneficial
                                      Ownership (1)
-------------------------------------------------------------------------------
Charles Scheuerman
800 W. Oakland Park Blvd. No. 211      200,000
Fort Lauderdale, FL  33311              Direct                    *
-------------------------------------------------------------------------------
Yang Shu
Post 510070, R.M. 1301 Huihua          45,800,000                91.5%
Business Building #80 xianlie          Direct and Indirect
Zhong Road
Guangzhou, P.R. China
-------------------------------------------------------------------------------
Officers and Directors as a Group      46,000,000                91.9%
-------------------------------------------------------------------------------
Shares Issued and Outstanding          50,025,800               100.0%
-------------------------------------------------------------------------------
* Less than one percent.
Notes to the table:

(1) Unless otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, and own all the shares of common stock either directly or indirectly.





DIRECTORS, NOMINEE AND EXECUTIVE OFFICERS

       The following sets forth the names and ages of the current Director, nominee and executive officers of the Company, the principal positions with the Company held by such persons and the date such persons became a Director or executive officer. The Directors serve one year terms or until their successors are elected. The Company has not had standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions.All such applicable functions have been by the Board of Directors as a whole. During the fiscal year ended December 31, 2002, the Board of Directors held 1 formal meeting. There are no family relationships among any of the Directors, the Nominee or executive officers.


       Charles Scheuerman. Mr. Scheuerman has been a director since
May 17, 2000. Since the early 1980's, he has served as Chief Operating Officer of Network Promotion Seminar, Inc., and a television-advertising agency. During 1999, Mr. Scheuerman served as the Chairman of the Board for Heaven's Door Corporation, until that corporation was acquired. Mr. Scheuerman graduated from Auburn University in 1952 with a Bachelor of Science Degree. He provides valuable knowledge and experience to the Company, since he was previously the owner of seven cemeteries, including one of the largest cemetery facilities in Central Alabama.


       Yang Shu. Mr. Yang Shu is the President of Guangdong Golden Sand &
Green Land Ecology and Environment Protection Development Co., Ltd. He is also the founder of Guangzhou Bei-Si-De Technology, Ltd., Guangzhou Lvnengda Ecology and Technology Research Institution, and Guangdong Golden Sand &
Green Land Ecology and Environment Protection Development Co., Ltd. He has been engaged in agricultural development work and research on desertification control, played a key role in inventing Artificial Vegetation Technology("AVT"), successfully completed the experiment of AVT at the Huang Yang Sand location in HB China, and later rendered AVT to CAS and passed the examination and verification work conducted by CAS. He also presided over the invention and testing of the Multi-Functional Desert Vegetation Producer, a large vehicle that produces and installs AVT on sand deserts and sand dunes.

       He has experience working in China's financial markets and worked in the South China Futures Exchange as a vice president, and later in the Guangdong United Futures Exchange as the president. He also launched a newspaper titled "Inside News on the Stock Market", a popular newspaper about the Chinese stock market.

       Mr. Shu earned his Bachelor of Philosophy degree at Beijing University, And his Masters of Philosophy degree in Zhongshan University.


EXECUTIVE COMPENSATION:

       None.

       Mr. Scheuerman has not received any other compensation from the Company or any grants of options or other rights to acquire common stock.


       No other Directors of the Company have received compensation for their services as Directors nor have been reimbursed for expenses incurred in attending Board meetings.


       The Company may pay compensation to its officers and Directors in the future although no final determinations have been made as of the date hereof.

LEGAL PROCEEDINGS:

       The Company is not aware of any legal proceedings in which any Director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such Director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.


COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT:

       Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Securities and Exchange Commission ("SEC") initial reports of ownership and reports of changes in ownership of the common stock and other equity securities of the Company. Officers, Directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. The information in this section is based solely upon a review of the Forms 3, 4 and 5 received by the Company.

       The Company is not aware of any person who at any time during the period prior to the quarter ended March 31, 2003 was a director, officer, or beneficial owner of more than ten percent of the common stock of the Company, and who failed to file, on a timely basis, reports required by Section 16(a) of the Securities Exchange Act of 1934 since the date the Company filed it Registration Statement of Form 10SB with the Securities Exchange Commission.




OTHER INFORMATION:

       The Company files periodic reports, proxy statements and other documents with the Securities and Exchange Commission. You may obtain a copy of these reports by accessing the Securities and Exchange Commission's website at http://www.sec.gov.



Dated:  June 26, 2003

                         By Order of the Board of Directors
                         Heavenexpress.com, Inc.



                         By:/s/ Charles Scheuerman
                         _________________________
                         Name:  Charles Scheuerman
                         Title:  Chairman of the Board, Former President

EXHIBIT 10.  Plan of Exchange dated June 26, 2003.